Exhibit 99.1

Psyence Biomedical Announces Results from Annual and Special General Meeting, Share Consolidation and Receipt of Additional Staff Determination from Nasdaq

NEW YORK, November 12, 2024 -- Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence Biomed” or the “Company”) today announced the voting results for each of the matters presented at the Company’s annual and special meeting of shareholders held on November 12, 2024 (the “Meeting”).

Shareholders were represented in person or by proxy at the meeting holding 21,877,200 common shares, representing approximately 43.5% of Psyence Biomed’s 50,334,170 issued and outstanding common shares as of October 10, 2024, the record date for the Meeting. At the Meeting, a total of five resolutions (the “Resolutions” and each a “Resolution”) were submitted to and approved by the Company’s shareholders. Each of the Proposals are described in detail in the Company’s Management Information Circular filed as Exhibit 99.1 to the Current Report on Form 6-K filed by the Company with the U.S. Securities and Exchange Commission on October 23, 2024. The final results for the votes for each Proposal are set forth below.

First Resolution: Appointment of Auditors

The appointment of auditors was approved by approximately 90.84% of the votes cast.

Votes For		Abstentions		Broker Non-Votes		Votes Against
19,873,546	90.84%	2,003,654	9.16%	-	-	-	-

Second Resolution: Share Consolidation

The share consolidation has been approved by approximately 84.1% of the votes cast.

Votes For		Abstentions		Broker Non-Votes		Votes Against
18,397,596	84.09%	3,479,595	15.91%	9	0.0%	-	-

Third Resolution: 2023 Equity Incentive Plan

The 2023 Equity Plan was approved by approximately 76.57% of the votes cast.

Votes For		Abstentions		Broker Non-Votes		Votes Against
12,274,720	76.57%	3,755,974	23.43%	5,846,506	26.72%	-	-

Fourth Resolution: Nomination of Directors

All director nominees were approved by a vote of at least 79.32% of the shares cast.

	Votes For		Abstentions		Broker Non-Votes		Votes Against
Jody Aufrichtig	14,049,134	87.64%	1,981,560	12.36%	5,846,506	26.72%	-	-
Christopher Bull	14,056,311	87.68%	1,974,383	12.32%	5,846,506	26.72%	-	-
Dr. Neil Maresky	14,063,206	87.73%	1,967,488	12.27%	5,846,506	26.72%	-	-
Dr. Seth Feuerstein	14,059,525	87.70%	1,971,169	12.30	5,846,506	26.72%	-	-
Marc Balkin	12,714,712	79.32%	3,315,982	20.69%	5,846,506	26.72%	-	-

Fifth Resolution: Share Consolidation

Psyence Biomed also announced today that the shareholders have approved the consolidation ratio for the proposed consolidation of the Company’s issued and outstanding common shares on the basis of up to one new common share for every 75 existing common shares. On November 12, 2024, following the Meeting, the Board of Directors determined that it was in the best interests of the Company to effect a share consolidation based on a ratio of 75-to-1.

The consolidation is being implemented to increase the per share trading price of the Company's common stock to meet the minimum bid price requirements of Nasdaq Listing Rule 5450(a)(1) (the “Nasdaq Rule 5450”).

The consolidation is expected to become effective at 5PM ET on November 22, 2024. Psyence Biomed expects its common stock to begin trading on a split-adjusted basis on the Nasdaq Global Market as of the commencement of trading on November 25, 2024.

Psyence Biomed’s common stock will continue to trade on the Nasdaq Global Market under the symbol "PBM" following the consolidation, with a new CUSIP number of 74449F209. As a result of the consolidation, every 75 shares of Psyence Biomed’s common stock issued and outstanding will be automatically reclassified into one new common share. No fractional common shares of the Company will be issued if, as a result of the consolidation, a shareholder would otherwise be entitled to a fractional share. Instead, any fractional common shares resulting from the consolidation will be rounded down to the nearest whole share if the fraction is less than one-half of a share and will be rounded up to the nearest whole share if the fraction is at least one-half or a share. The shares underlying the Company's outstanding equity awards and warrants will be adjusted accordingly. The consolidation affects all shareholders uniformly and will not alter any shareholder's percentage interest in the Company's common stock, except for adjustments that may result from the treatment of fractional shares.

Continental Stock Transfer & Trust Company is acting as the exchange agent and transfer agent for the consolidation. Shareholders holding their shares in book-entry form or in brokerage accounts need not take any action in connection with the consolidation. Beneficial holders are encouraged to contact their bank, broker or custodian with any procedural questions.

Nasdaq Delisting Notice

On November 7, 2024, Psyence Biomed received a Staff determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of the Staff’s determination that, as of November 6, 2024, the Company’s Shares had a closing bid price of $0.10 or less for ten consecutive trading days. Accordingly, the Company is subject to the provisions contemplated pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”), which serves as an additional basis (in addition to a previously announced Staff Determination Letter that the Company was not compliance with Nasdaq Rule 5450) to delist the Company’s securities from Nasdaq.

About Psyence Biomed:

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the world’s few vertically integrated biopharmas with a focus on psychedelic-based pharmaceutical therapeutics. The first life science biotechnology company developing nature-derived (non-synthetic) psilocybin-based psychedelic medicine to be listed on Nasdaq, Psyence is initially working to address the unmet needs of patients who suffer from mental health disorders in the context of Palliative Care. The name “Psyence” combines the words “psychedelics” and “science” to affirm Psyence Biomed’s commitment to an evidence-based approach to innovation as it works to develop safe and effective, FDA-approved, nature-derived psychedelic therapeutics to treat a broad range of mental health disorders.

Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Phone: +1 416-477-1708

Investor Contact:

Jeremy Feffer

Managing Director

LifeSci Advisors

jfeffer@lifesciadvisors.com

Forward Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "outlook" or words of similar meaning.

Forward-looking statements in this communication include statements regarding effective date of the share consolidation referred to in this news release, the expected commencement date of its common stock trading on a split-adjusted basis and the decision regarding the Company’s continued listing on The Nasdaq Global Market. These forward-looking statements are based on a number of assumptions, including the assumption that there will be no delays in effecting the share consolidation.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others: (i) delays in effecting the share consolidation (ii) the ability of Psyence Biomed to maintain the listing of its common shares and warrants on Nasdaq; (iii) the effectiveness of an increased pool of available shares under the 2023 Plan in incentivizing current employees and attracting future talent; and (iv) volatility in the price of the securities of Psyence Biomed due to a variety of factors, including the proposed share consolidation, changes in the competitive and highly regulated industries in which Psyence Biomed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence Biomed’s business and changes in Psyence Biomed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the final prospectus (File No. 333-282468) filed with the Securities and Exchange Commission on October 10, 2024 and other documents filed by Psyence Biomed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such information. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence Biomed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of the proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.